                                                                   Exhibit 99(a)

                         UNITED STATES DISTRICT COURT
                            DISTRICT OF MINNESOTA
                               FOURTH DIVISION

------------------------------------    Civil File No. 3-95-602
                                                       --------

Compass Investors, a New York
limited partnership; Frederick K.
Martin; MTI Vacations, Inc.;
Martin A. Liebowitz; Hawley
Equity Fund; and Robert A. Burstine,

               Plaintiffs,                           COMPLAINT
                                                     ---------
                                                JURY TRIAL DEMANDED
                                                -------------------

vs.

KnowledgeWare, Inc., a Georgia
Corporation; Francis A. Tarkenton;
Donald P. Addington; Richard M.
Haddrill; Rick W. Gossett;
J. William Scruggs; Sam A. Brooks;
and P.E. Sadler,

               Defendants.

------------------------------------

    Plaintiffs, as and for their complaint against Defendants, state and allege as follows:

    1. This Court has subject matter jurisdiction over this action pursuant to (S) 27 of the Securities Exchange Act of 1934, as amended ("Exchange Act"), 15 U.S.C (S) 78aa, 28 U.S.C (S) 1331, and principles of supplemental jurisdiction in accordance with 28 U.S.C (S) 1367. The claims asserted herein arise under (S)(S) 10(b) and 18 of the Exchange Act, 15 U.S.C. (S) 78j(b)
and 78r, Rule 10b-5 promulgated thereunder by the Securities and Exchange Commission ("SEC"), the Racketeer Influenced and Corrupt Organization Act ("RICO"), 18 U.S.C. (S) 1961 et. seq., state securities, antiracketeering,
                             --  ---
and consumer fraud laws, and common law principles of contract and fraud.

    2. This Court has personal jurisdiction pursuant to Minnesota Statute
(S)(S) 543.19 because Defendants transact business in this state and the acts of the defendants set forth herein caused injury in this state. The venue of this action is proper in this District because Defendants transact business in this District and the securities which are the subject of this action were offered and sold, and the acts and transactions complained of occurred, in this District. In connection with each of the acts alleged herein, Defendants directly or indirectly made use of means or instruments of transportation or communication in interstate commerce and of the mails. This action is commenced within the time prescribed by applicable statutes of limitations.

                                 THE PARTIES
                                 -----------

    3. All Plaintiffs are investment clients of Mitchell Hutchins Asset Management, Inc., a wholly owned subsidiary of PaineWebber, Inc., one of the largest multi-service securities firms in the United States. Plaintiff Frederick K. Martin is a managing director of Mitchell Hutchins Asset Management, Inc., with offices in Downtown Minneapolis. In turn, Compass Investors is a New York limited partnership in which Mitchell Hutchins Asset Management, Inc. is the sole general partner and Frederick K. Martin is the special limited partner. There are additional limited partners who are passive investors in Compass Investors. Compass Investors was formed in August, 1993.

    4. At all material times, KnowledgeWare, Inc. ("KWI") was a corporation organized and existing under the laws of the State of

Georgia. Its principal place of business is located at 3340 Peachtree Road, N.E., Atlanta, Georgia 30326. KWI is in the business of developing, manufacturing, licensing, and selling various lines of computer software, and providing consulting and educational service with respect to computer systems and products. KWI transacts its business in Minnesota. KWI was formed in 1979 and merged with Tarkenton Software, Inc. in 1986. KWI was reincorporated in Georgia in 1988. At all material times, KWI's common stock was publicly traded over the counter on the National Association of Securities Dealers Automated Quotation National Market System ("NASDAQ"). KWI's fiscal year ran from July 1 to June 30 of the following year.

    5. On November 30, 1994, pursuant to an amended merger agreement dated as of August 31, 1994, KWI became a wholly owned subsidiary of Sterling Software, Inc., a Delaware corporation with its headquarters and principal place of business located in Dallas, Texas. KWI is now known as Sterling Software-South, Inc.

    6. At all material times, Defendant Francis A. Tarkenton ("Tarkenton") was Chairman of the Board, Chief Executive Officer, and a shareholder of KWI. Tarkenton is a former quarterback of the Minnesota Vikings professional football team, a member of the National Football League Hall of Fame, and a former television personality and entertainer.

   7. At all material times, Defendant Donald P. Addington ("Addington") was President and Chief Operating Officer, a director, and a shareholder of KWI.

    8. At all material times, Defendant Richard M. Haddrill ("Haddrill") was Executive Vice President, a director, and a shareholder of KWI.

    9. At all material times, Defendant Rick W. Gossett ("Gossett") was Chief Financial Officer, Treasurer, and a shareholder of KWI.

    10. At all material times, Defendant Sam A. Brooks ("Brooks") was President of MedCare Investment Corp. and a director of KWI. He was a member of various committees of the KWI Board of Directors, including the Audit Committee.

    11. At all material times, Defendant P.E. Sadler ("Sadler") was Chairman of ActaMed Corp. and a director of KWI. He was a member of various committees of the KWI Board of Directors, including the Audit Committee.

    12. At all material times, Defendant J. William Scruggs ("Scruggs") was a consultant to International Business Machines Corporation ("IBM") and a director of KWI. He was a member of various committees of the KWI Board of Directors, including the Audit Committee.

                              FACTUAL BACKGROUND
                              ------------------

    13. For many years, Irwin L. Jacobs ("Jacobs") and Carl R. Pohlad ("Pohlad"), who are Minneapolis businessmen and investors, have been close personal friends of Tarkenton. From time to time, they have engaged in business and investment transactions with one another. Prior to the events giving rise to this action, Tarkenton had convinced Jacobs and certain of his business associates to invest in KWI, and they did so. Jacobs and Pohlad held Tarkenton in very high regard, and had complete trust and confidence in him.

    14. In a press release dated and issued from its headquarters on October 18, 1993, KWI announced record first quarter revenues of $34.1 million and healthy net income of $.12 per share. The release further stated:

    "These revenues are the highest for a KnowledgeWare first quarter, and they reflect the momentum we established in our record-breaking fourth quarter last year," said KnowledgeWare Chairman Francis Tarkenton. "This is our second successive quarter of record revenues, which begins to validate the restructuring and expansion KnowledgeWare initiated last year."

There was no negative or cautionary information reported in the release regarding KnowledgeWare's financial condition, performance, prospects, or sales practices.

    15. On October 20, 1993, Donaldson, Lufkin and Jenrette ("DLJ", a respected Wall Street investment banking and brokerage firm, issued a "buy" recommendation for KWI stock, emphasizing the company's recent strong performance and its "new product, service and distribution efforts that should enable it to participate in the client-server boom." The recommendation estimated revenues for fiscal year 1994 at $147.1 million with earnings per share of $.60, and revenues of $173 million for fiscal year 1995 with earnings per share of $.80.

    16. On November 1, 1993, KWI issued its SEC Form 10-Q for the quarter ended September 30, 1993. The 10-Q was signed by Defendants Addington and Gossett. Among other things, that filing stated:

    The Company believes it has now eliminated the cost redundancies and structured its operations in accordance with its plans for maintaining multiple product lines, multiple distribution channels and a significant services business.

                                   *  *  *

    KnowledgeWare believes that existing cash balances and cash generated from operations will be sufficient to meet currently anticipated cash and capital requirements through at least September 30, 1994.

    17. In November 1993, Tarkenton, on his own behalf and on behalf of the other Defendants, telephoned Jacobs in Minnesota to discuss an additional investment in KWI. Tarkenton specifically affirmed to Jacobs the earnings estimates and prospects for KWI contained in the DLJ "buy" recommendation, stating that if anything, the report and estimates were "very conservative." Tarkenton pointed out that he had been "burned before" by making overly optimistic statements and forecasts and had "learned (his) lesson." Tarkenton further emphasized that KWI had "cleaned house" in 1993 and "cut the fat out of our operations," so that KWI was "lean and competitive, and well positioned for the future." Tarkenton also told Jacobs that KWI only needed $10,000,000 to meet its cash needs for fiscal 1994 and beyond, and that a larger additional investment than that amount would be "more than sufficient."

    18. As a result of these discussions, on November 19, 1993, Mitchell Hutchins Asset Management, Inc. acting as agent for and on behalf of plaintiffs and others, its investment clients, agreed to purchase 333,300 shares of KWI common stock at an aggregate price of $4,916,175, or $14.75 per share. Plaintiffs purchased

177,000 of such shares, which are involved in this action. Jacobs, Pohlad, and several of their business associates agreed to purchase an additional 666,700 shares of KWI common stock at the same price of $14.75 per share.

    19. Jacobs and other purchasers thereafter undertook negotiations for a final written stock purchase agreement. These negotiations included telephone and fax communications from Defendants in Georgia to the purchasers in Minnesota.

    20. The negotiations resulted in a formal Stock Purchase Agreement dated January 26, 1994, a copy of which is attached hereto and incorporated herein as Exhibit A. Mitchell Hutchins Asset Management, Inc. signed the Stock
Purchase Agreement acting as the agent of Plaintiffs, its investment clients. Copies of the signed Stock Purchase Agreement were faxed from Minnesota to Georgia. Gossett signed the Stock Purchase Agreement on behalf of KWI in Georgia and faxed it to Minnesota. Mitchell Hutchins Asset Management, Inc. allocated the 333,300 shares to the accounts of Plaintiffs. Tarkenton, Gossett and KWI's legal counsel were informed that Mitchell Hutchins Asset Management, Inc. was purchasing some of the stock for its investment clients. All funds paid pursuant to the Stock Purchase Agreement were paid from Minnesota, and wire transferred to KWI's bank account in Atlanta, Georgia on January 25, 1994 at Defendants' request.

    21. Meanwhile, on January 20, 1994, Defendants announced KWI's results for the second fiscal quarter of 1994, ended December

31, 1993. Specifically, KWI announced revenues of $38,178,000 and net income of $2,082,000 for the quarter.

    22. In the Stock Purchase Agreement, KWI represented and warranted to Plaintiffs that "(s)ince September 30, 1993, there has been no Material Adverse Event except as disclosed in any SEC filings." (paragraph 3.7). "Material Adverse Event" was defined to mean:

    an occurrence having a consequence that (a) is materially adverse as to the condition (financial or otherwise), results of operations, or prospects of KWI and the Subsidiaries on a consolidated basis or (b) is reasonably foreseeable, has a reasonable likelihood of occurring, and, if it were to occur as reasonably foreseen, would be materially adverse as to the condition (financial or otherwise), results of operations, or prospects of KWI and the Subsidiaries on a consolidated basis. (paragraph 2.1)

    23. In the Stock Purchase Agreement, KWI also represented and warranted that its SEC filings, including the September 30, 1993 Form 10-Q:

    do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading. (paragraph 3.5)

    24. In the Stock Purchase Agreement, KWI further represented and warranted that its financial statements including, among others, the September 30, 1994 Form 10-Q:

    were prepared in accordance with generally accepted accounting principles (GAAP) consistently applied and fairly present the results of operations and financial position at the dates and for the periods indicated. (paragraph 3.6)

    25. In paragraph 6.1 of the Stock Purchase Agreement, KWI certified and confirmed that the representations and warranties contained in the Agreement (including those set forth in paragraphs

3.5 through 3.7 of the Agreement), were true and correct as of the closing date with the same effect as though those representations and warranties had been made on and as of the closing date of January 26, 1994.

    26. Paragraph 9.6 of the Stock Purchase Agreement further provided that:

    representations and warranties of the parties contained in or made pursuant to this Agreement shall survive the execution and delivery of this Agreement and the issuance, delivery and payment of the Shares hereunder.

    27. Under the Stock Purchase Agreement, KWI further agreed to register the shares sold under the Agreement pursuant to the Exchange Act and state law, following the closing of the transaction in January, 1994 (paragraph
8) KWI accomplished such registration by means of a further Prospectus prepared by Defendants and KWI outside counsel dated March 11, 1994, a copy of which is attached hereto and incorporated herein as Exhibit B.

    28. The aforesaid sale of securities by KWI to Plaintiffs was also accomplished by means of the oral communications previously described between Jacobs and Tarkenton (acting individually, on behalf of KWI, and on behalf of the other Defendants).

    29. The 177,000 KWI shares acquired pursuant to the Stock Purchase Agreement that are involved in this action were acquired by Plaintiffs as follows:


        Compass Investors                                    131,000
        Frederick K. Martin                                    3,000
        MTI Vacations, Inc.                                    8,000
        Martin A. Liebowitz                                    5,000
        Hawley Equity Fund                                    25,000
        Robert A. Burstine                                     5,000


    30. On February 10, 1994, KWI issued its SEC Form 10-Q for the quarter ended December 31, 1993, a copy of which is attached hereto and incorporated herein as Exhibit C. The filing was signed by Defendant Gossett. Among other things, this filing stated:

    The Company believes it has now eliminated the cost redundancies and structured its operations in accordance with its plans for maintaining multiple product lines, multiple distribution channels and the significant services business.

                                    * * *


    Negative cash flow from operations for the 12 month period ended December 31, 1993 was $11,130,000. Approximately $9,000,000 of
    negative cash flow can be attributed directly to the March, 1993 restructuring charge. Negative cash flow from operations also results from having no European revenues for much of the quarter ended March 31, 1993 while the acquisition (of European product distribution rights) was being completed. These factors are not an indicator of negative cash flow going forward. The Company expects to generate positive cash flow from operations for the fiscal year ending June 30, 1994.

                                    * * *

    On January 27, 1994, the Company sold 1,000,000 shares of Common Stock to several investors in a private transaction and received $14,750,000 in proceeds from the sale. The Company expects to use the proceeds from this sale for general corporate purposes, including working capital and payment of purchase price obligations related to its recent acquisitions.

                                    * * *

    KnowledgeWare believes that existing cash balances, proceeds from the sale of Common Stock in January, 1994, and cash generated from operations will be sufficient to meet currently anticipated cash and capital requirements through at least December 31, 1994.

    31. Also on February 10, 1994, KWI issued an Amended SEC Form 10-K for the fiscal year ended June 30, 1993. The above statements were reiterated in the following form:

    Negative cash flow from operations for the 12 month period ended June 30, 1993 was $12,171,000, of which approximately $7,000,000 can be attributed directly to the March 1993 restructuring charge. The balance of the negative cash flow from operations results primarily from having no European revenues for much of the quarter ended March 1993 while the acquisition was being completed. These factors are not an indicator of negative cash flow going forward. The Company expects to generate positive cash flow from operations for the fiscal year ending June 30, 1994.

                                    * * *

    KnowledgeWare believes that existing cash balances, cash generated from operations and the available loan agreement with IBM will be sufficient to meet currently anticipated cash and capital requirements through at least June 30, 1994.

    32. The March 11, 1994 Prospectus (Exhibit B, at pp. 2-3) specifically incorporated the SEC Forms 10-Q for the quarters ended September 30 and December 31, 1993, the Amended Form 10-K for the year ended June 30, 1993 and the Amended Form 10-Q for the quarter ended September 30, 1993.

    33. In the March 11, 1994 Prospectus (Exhibit B) that was filed with the SEC, Defendants stated:

    KnowledgeWare typically realizes a larger percentage of its software product license revenues in the second and fourth quarters of each fiscal year.

                                    * * *

    During the 18-month period ended December 31, 1993, the Company incurred negative cash flow from operations totalling $19,929,000, of which $9,000,000 can be attributed directly to a restructuring charge in March, 1993. Negative cash flow from operations also results from having no European revenues for much of the March, 1993 quarter while the acquisition of certain of the Company's European distributors was being completed. These factors are not an indicator of negative cash flow going forward. . . .

    In January, 1994, the Company sold 1,000,000 shares of its Common Stock to several of its private investors for $14,750,000. The proceeds were intended to replenish working capital that was used to fund acquisitions and was used in funding corporate restructuring. KnowledgeWare believes that existing cash balances and cash generated from operation will be sufficient to meet current anticipated cash and capital requirements through at least December 31, 1994. The Company's belief is based on (1) internal forecasts that reflect profitable operations, and (2) cash, collection and payment trends from recent historical periods. The Company further forecasts operations that will generate positive cash flow from operations through December 31, 1995.

    34. When the stock markets closed on the late afternoon of July 3, 1994, KWI suddenly issued a stunning press release that was a complete reversal of the tide of glowing representations that had proclaimed its financial health for so many months. It stated that it expected to report a loss for the fourth quarter of fiscal 1994 (which Plaintiffs had been led to believe would be KWI's strongest quarter) and had not determined whether it would lose money for the full year. It also stated that it planned to restructure its operations again and to make additional cuts in costs, which would likely result in a further charge against earnings in the first quarter of fiscal 1995. KWI said that the failure of some customer transactions to close by July 2 was the principal explanation for the unanticipated loss. The price of KWI common stock dropped to $2.50 per share on release of this news.

    35. Following this development, Plaintiffs sold their 177,000 shares of KWI common stock at a substantial aggregate loss of more than $2 million.

    36. On July 19, 1994, KWI announced the specifics of its restructuring and cost cutting plans, stating that it was reducing its worldwide work force by 25%.

    37. On August 30, 1994, KWI amplified the July 3 bad news by announcing that it would report a substantial net loss for the fiscal year ended June 30, 1994, and that it expected to restate its financial results for "several quarters" in that fiscal year due to collectability issues associated with its North American reseller program, and the resulting modification of its accounting policy relating to revenue purportedly generated from transactions with revellers [sic.].

    38. On September 1, 1994 KWI announced that it had restated the results of the first, second and third quarters of fiscal 1994, and that it had modified its accounting policy for the recognition of reseller license revenue "to more accurately reflect its collection experiences from its reseller program that was developed during fiscal 1994." It further stated that it would now recognize license revenue from revellers [sic.] when payment is actually received, unless products are shipped directly to end users and specific credit information allowed a reasonable basis for estimating collectability at that time. As a result, total revenue for the first nine months of fiscal 1994 was restated to $102,077,000 from the originally reported $111,250,000. Results for the first three quarters were restated to a loss of $3,618,000 ($.25 per share) from net income previously reported of $4,455,000 ($.32 per share), a negative swing of $8,073,000 ($.57 per share). The first quarter ended September 30, 1993 restated revenue to $33,224,000 from the originally reported $34,144,000 and net income to $1,382,000 ($.10 per share) from the originally reported $1,566,000 ($.12 per share). Revenues for the second quarter ended December 31, 1993 were restated to $35,553,000 from $38,178,000. Net income was restated to $278,000 ($.02 per share) from $2,082,000 ($.15 per share). For the third quarter ended March 31, 1994, revenues were restated to $33,300,000 from $38,928,000. Net income was restated to a loss of $5,278,000 ($.36 per share) from net income of $807,000 ($.06 per share). KWI also suffered a loss of $15,412,000 ($1.05 per share) for the fourth quarter. For the full year, KWI reported a loss of $19,030,000 ($1.34 per share).

    39. In connection with the aforesaid restated results, KWI acknowledged in its October 27, 1994, amended Form 10-QA SEC filings for each of the first three quarters of fiscal 1994, that it "restated its financial results to correct revenues previously reported on a basis that was not in conformity with generally accepted accounting principles" (GAAP). Defendant Gossett signed each of these amended filings.

    40. On September 2, 1994, KWI filed its Annual Report on Form 10-K with the SEC for the fiscal year ended June 30, 1994. The report detailed the aforesaid restated revenues, earnings, and losses and, among other things, commented at length upon KWI's liquidity and capital resources. The report stated that KWI suffered a working capital deficit of $9,753,000 at June
30, 1994,
compared to working capital of $1,089,000 at June 30, 1993. It further stated that KWI had used payment terms in excess of 90 days as an inducement to initiate, increase or accelerate sales. Use of extended payment terms increases credit risk. At June 30, 1994, accounts receivable included approximately $5,666,000 with payment terms greater than 90 days. (KWI) has $1,657,000 of accounts receivable at June 30, 1994 which are 90 days or more past their due date.

It went on to state the KWI's loss in the fourth quarter of 1994 caused it to violate the financial covenants under its IBM Credit Corporation line of credit dealing with earnings, net worth and working capital. As a result, its independent auditors issued a qualified opinion on KWI's financial statements, stating that the foregoing events raised "substantial doubt about (KWI's) ability to continue as a going concern."

    41. All of this negative truthful information contained in the September 2, 1994 Form 10-K flatly contradicted the many written and oral representations made from late 1993 through July 3, 1994 that previous negative cash flow was related to past events and were not an indicator of negative cash flow going forward; that the company expected to generate positive cash flow from operations for the fiscal year ending June 30, 1994 and beyond; and that existing cash balances, cash generated from operations, and the available loan agreement would be sufficient to meet cash and capital requirements through at least June 30, 1994 and beyond.

    42. The premature recognition of revenue from reseller product sales, which artificially and impermissibly inflated revenues and earnings and caused them to be later restated, violated GAAP, specifically the Statement of Financial Accounting Standards No. 48, "Revenue Recognition When Right of Return Exists." Among other things, the revellers [sic.] were not unconditionally obligated to pay (as opposed to their obligations being contingent on resale of the products), and the amount of future returns of products could not be reasonably estimated and accrued. This rendered all financial statements issued throughout fiscal 1994 false, misleading and fraudulent.

    43. Defendants Brooks, Sadler and Scruggs, as directors and members of KWI's Audit Committee, knew, or should have known, that the accounting practices of KWI were falsely misrepresented in the Stock Purchase Agreement as well as the public representations, including but not limited to the September 30, 1993 Form 10-Q.

    44. Defendants' pre-July 3, 1994 representations, projections and forecasts of positive earnings per share and positive cash flow did not reflect surrounding past, present and reasonably foreseeable facts and circumstances at the time they were made and communicated, particularly in light of the risky sales strategies and practices and improper accounting practices previously described. The projections suggested reliability, but had no sound, reasonable, factual or historical basis, particularly in light of the sales strategy that was consciously employed to increase accounts receivable. Defendants formulated the projections in bad faith to entice purchases of KWI common stock at artificially inflated prices in the desperate hope that it would buy much-needed time for them to discover some way to truly turn the company around.

    45. Thus, contrary to Defendants' written and oral representations to Plaintiffs, their SEC filings, press releases, and statements to and by securities analysts which they endorsed and adopted, (1) negative cash flow was actually expected to continue and worsen, rather than abate; (2) negative cash flow was largely caused by an increase in trade accounts receivable, rather than the one-time restructuring charge booked in March, 1993 or from not having the benefit of European revenues, so that negative cash flow was not related only to past events that KWI had put behind it; (3) internal forecasts reflecting profitable operations through the balance of fiscal
1994 and all of fiscal 1995 did not reflect the sales strategy of facilitating sales with liberal extended payment terms and through resellers, a strategy that Defendants clearly knew or should have known falsely and fraudulently inflated reported revenues and earnings; (4) a substantial cash infusion resulting from Plaintiffs' and others' purchase of 1,000,000 shares of common stock would not be "more than sufficient" to take care of KWI's cash needs, which would have to "be supplemented by additional cash from outside sources in order to fund currently anticipated cash and capital requirements"; and
(5) KWI's quarterly financial statements were not prepared in accordance with GAAP and did not fairly present KWI's results of operations and financial position at the dates and for the periods indicated.

                         COUNT I - BREACH OF CONTRACT
                         ----------------------------

    46. Plaintiffs reallege and incorporate herein all of the allegations set forth in paragraphs 1 through 45 of this Complaint.

    47. In the Stock Purchase Agreement and March 11, 1994 Prospectus, KWI represented and warranted to Plaintiffs that (a) the SEC filings did not contain any misrepresentations or omissions of material facts, and (b) between September 30, 1993 and January 26, 1994, there had been no material adverse event except as disclosed in SEC filings.

    48. The aforesaid representations and warranties were false and misleading, in that defendants knew that KWI had changed its sales methods and targets, which would likely result in increased accounts receivable, failure of sales to close, rescission of purported sales, and returns of products, a resulting overstatement of sales and earnings, and persistent negative cash flow.

    49. No defendant informed any Plaintiff or other stock purchaser of the foregoing material facts, and all SEC filings and other information provided to Plaintiffs, including sales forecasts, earnings forecasts, and positive cash flow forecasts, were to the contrary.

    50. Defendants breached the Stock Purchase Agreement in the manner described above.

    51. As a direct and proximate result of said breach, Plaintiffs sustained substantial damages in connection with the purchase of the KWI securities, in the amount of more than $2 million, which they are entitled to recover from defendants, and each of them, together with interest, reasonable attorneys' fees, and other relief.

             COUNT II - EXCHANGE ACT SECTION 10(b) AND RULE 10b-5
             ----------------------------------------------------

    52. Plaintiffs reallege and incorporate herein all of the allegations set forth in paragraphs 1 through 51 of this Complaint.

    53. Defendants, singularly and in concert, engaged in a plan, scheme or artifice to defraud; engaged in a course of conduct, pursuant to which they knowingly or recklessly engaged in acts, transactions, practices, and a course of business which operated as a fraud upon Plaintiffs; and made various untrue statements of material fact and omitted to state material facts necessary in order to make the statements made not misleading. The purpose and effect thereof was to induce Plaintiffs to purchase KnowledgeWare common stock. Plaintiffs relied upon Defendants' misrepresentations and omissions in purchasing the KWI common stock. By reason of the aforesaid misconduct, Defendants violated Section 10(b) of the Exchange Act, 15 U.S.C.
(S) 78j(b), and Rule 10b-5 promulgated thereunder.


    54. As a direct and proximate result of the aforesaid misconduct, Plaintiffs sustained substantial damages as a result of their purchase of KWI common stock, and are therefore entitled to recover from Defendants, and each of them, reasonable damages of more than $2 million, together with interest and other relief.

           COUNT III - CONTROLLING PERSON LIABILITY - EXCHANGE ACT
           -------------------------------------------------------

    55. Plaintiffs reallege and incorporate herein all of the allegations set forth in paragraphs 1 through 54 of this Complaint.

    56. The individual Defendants, by reason of their management positions and membership on the Board of Directors, were at all times controlling persons of KWI within the meaning of Section 20 of the Exchange Act (15 U.S.C. (S) 78t). The individual Defendants had and exercised the power and influence to cause KWI to engage in the misconduct alleged herein.

    57. By reason of the aforesaid misconduct, the individual Defendants are jointly and severally liable with KWI and one another under Section
10(b) of the Exchange Act pursuant to Section 20 thereof. As a direct and proximate result of the aforesaid misconduct, Plaintiffs sustained substantial damages as a result of their purchase of KWI common stock, and are therefore entitled to recover from Defendants, and each of them, reasonable damages of more than $2 million, together with interest and other relief.

              COUNT IV - EXCHANGE ACT (S) 18 (15 U.S.C. (S) 78r)
              --------------------------------------------------

    58. Plaintiffs reallege and incorporate herein all of the allegations set forth in paragraphs 1 through 57 of the Complaint.

    59. Defendants made or caused to be made statements in reports and other documents filed with the SEC pursuant to the Exchange Act, which statements were, at the time and in the light of the circumstances under which they were made, false and misleading with respect to the earnings, revenues, and prospects for KWI. In doing so, Defendants violated (S) 18 of the Exchange Act, 15 U.S.C. (S) 78r.

    60. Plaintiffs relied upon such statements in their purchases of KWI common stock. In doing so, Plaintiffs did not know that such statements were false and misleading.

    61. As a direct and proximate result of the aforesaid misconduct, Plaintiffs sustained substantial damages, and are therefore entitled to recover from Defendants, and each of them, reasonable damages of more than $2 million, together with interest, reasonable attorneys' fees, and other relief.

                       COUNT V - GEORGIA SECURITIES ACT
                       --------------------------------

    62. Plaintiffs reallege and incorporate herein all of the allegations set forth in paragraphs 1 through 61 of this Complaint.

    63. Defendants, and each of them, directly and indirectly, in connection with the purchase and sale of KWI common stock, employed devices, schemes or artifices to defraud; made untrue statements of material fact or omitted to state material facts necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading;
and engaged in acts, practices or a course of business which operated as a fraud and deceit upon Plaintiffs as purchasers of KWI common stock, all in violation of (S)(S) 10-5-12(a)(2) and 10-5-14(a) of the Georgia Securities Act. Plaintiffs relied upon Defendants' misrepresentations and omissions in purchasing the KWI common stock. By reason of the aforesaid misconduct, Defendants violated (S)(S) 10-5-12(a)(2) and 10-5-14(a) of the Georgia Securities Act.

    64. As a direct and proximate result of the aforesaid misconduct, Plaintiffs sustained substantial damages, and are therefore entitled to recover from Defendants, and each of them, reasonable damages substantially in excess of $50,000, together with interest and other relief.

                     COUNT VI - MINNESOTA SECURITIES ACT
                     -----------------------------------

    65. Plaintiffs reallege and incorporate herein all of the allegations set forth in paragraphs 1 through 64 of this Complaint.

    66. Defendants, and each of them, directly and indirectly, in connection with the purchase and sale of KWI common stock, employed devices, schemes or artifices to defraud; made untrue statements of material fact or omitted to state material facts necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading; and engaged in acts, practices or a course of business which operated as a fraud and deceit upon Plaintiffs as purchasers of KWI common stock, all in violation of Minn. Stat. (S)(S) 80A.01 and 80A.23, subd. 2. Plaintiffs relied upon Defendants' misrepresentations and omissions in purchasing the KWI common stock. By reason of the aforesaid misconduct, Defendants violated Minn. Stat. (S)(S) 80A.01 and 80A.23, subd. 2.


    67. As a direct and proximate result of the aforesaid misconduct, Plaintiffs sustained substantial damages, and are therefore entitled to recover from Defendants, and each of them, reasonable damages substantially in excess of $50,000, together with interest and other relief.

       COUNT VII - CONTROLLING PERSON LIABILITY - STATE SECURITIES LAWS
       ----------------------------------------------------------------

    68. Plaintiffs reallege and incorporate herein all of the allegations set forth in paragraphs 1 through 67 of this Complaint.

    69. The individual Defendants, by reason of their management positions and membership on the board of directors, were at all times controlling persons of KWI within the meaning of (S) 10-5-14-(c) of the Georgia Securities Act and Minn. Stat. (S) 80A.23, subd. 3. The individual Defendants had and exercised the power and influence to cause KWI to engage in the misconduct alleged herein.

    70. By reason of the aforesaid misconduct, the individual Defendants are jointly and severally liable with KWI and one another under (S) 10-5-12(a) of the Georgia Securities Act and Minn. Stat. (S)(S) 80A.01 and 80A.23. As a direct and proximate result of the aforesaid misconduct, Plaintiffs sustained substantial damages in connection with their purchase of KWI common stock, and are therefore entitled to recover from Defendants, and each of them, reasonable damages substantially in excess of $50,000, together with interest and other relief.

                  COUNT VIII - MINNESOTA CONSUMER FRAUD ACT
                  -----------------------------------------

    71. Plaintiffs reallege and incorporate herein all of the allegations set forth in paragraphs 1 through 70 of this Complaint.

    72. Defendants, directly and indirectly, in connection with the sale of KWI common stock to Plaintiffs, engaged in the act, use, or employment or fraud, false pretense, false promise, misrepresentation, misleading statement and deceptive practice with the intent that Plaintiffs rely thereon, all in violation of Minn. Stat.
(S)(S) 325F.68 and 325F.69.

    73. As a direct and proximate result of the aforesaid misconduct, Plaintiffs sustained substantial damages, and are therefore entitled to recover from Defendants, and each of them, reasonable damages substantially in excess of $50,000, together with interest and other relief.

                         COUNT IX - COMMON LAW FRAUD
                         ---------------------------

    74. Plaintiffs reallege and incorporate herein all of the allegations set forth in paragraphs 1 through 73 of this Complaint.

    75. Defendants, intentionally, recklessly, or negligently and carelessly, misrepresented material facts pertaining to the sale of KWI common stock to Plaintiffs, and omitted to state material facts concerning the sale of stock when they were required to fully, thoroughly, and truthfully disclose all material facts.

    76. In purchasing the KWI common stock, Plaintiffs relied on the false representations made by Defendants and on the fidelity, integrity, and superior knowledge of Defendants. In addition, had omitted material facts been disclosed and the true facts fully revealed to Plaintiffs, they would not have purchased KWI common stock.


    77. As a direct and proximate result of the aforesaid misconduct. Plaintiffs sustained substantial damages, and are therefore entitled to recover from Defendants, and each of them, reasonable damages substantially in excess of $50,000, together with interest and other relief.

                            COUNT X - FEDERAL RICO
                            ----------------------

    78. Plaintiffs reallege and incorporate herein all of the allegations set forth in paragraphs 1 through 77 of this Complaint.

    79. At times relevant to this action, KWI constituted an "enterprise" as defined in 18 U.S.C. (S) 1961(4). KWI and its affiliates were and are engaged in interstate commerce. This enterprise is an ongoing entity having an existence separate and distinct from the persons and pattern of racketeering activity alleged herein.

    80. Defendants are "persons" as that term is defined in 18 U.S.C. (S)
1961(3).

    81. Defendants committed acts of "racketeering activity" as that term is defined in 18 U.S.C. (S) 1961(1). By way of example and not of limitation, Defendants provided Plaintiffs with financial statements and forecasts that contained materially fraudulent misstatements and omitted to state material facts intended to induce Plaintiffs to purchase KWI securities. Such fraudulent activities of Defendants constitute "racketeering activity."

    82. In furtherance of their scheme to defraud Plaintiffs, as more fully alleged above, Defendants on numerous occasions used or caused to be used the United States mails in violation of 18 U.S.C. (S) 1341. Also, Defendants on numerous occasions used interstate telephone communications in violation of 18 U.S.C. (S) 1343, to communicate and transmit financial and other information which contained fraudulent statements and omitted to state material facts, intending to induce Plaintiffs to purchase KWI securities.

    83. Defendants continued such racketeering activity through willful, intentional and fraudulent statements and omissions concerning KWI's financial condition and prospects. Moreover, several Defendants were sued in 1991 for alleged securities and other fraud in the U.S. District Court for the Northern District of Georgia, in which it was alleged then, as now, that KWI's sales practices and terms artificially inflated sales and earnings.
That action was settled in early 1994, and was the reason Tarkenton told Jacobs he had been "burned before" and was one of the adverse matters that KWI "had gotten behind it" when it "cleaned house," as heretofore alleged in (paragraph) 17.

    84. On information and belief, from 1991 to 1993, in spite of the fact that they had been sued for securities fraud for allegedly falsely inflating sales revenues and earnings, Defendants persisted in such misconduct by, among other things, causing:

         a. the forging of purchase orders near the end of fiscal quarters to improve otherwise laggard financial performance;

         b. the "warehousing" of products with distributors and falsely recording the shipment of such products as actual sales; and

         c. purportedly "repurchasing" the European, Australian, and New Zealand sales and distribution rights for KWI products from Ernst &
    Young and its affiliates, when KWI actually repurchased unsold and unsalable KWI products that had been falsely "sold" to the international distributors in prior periods; the transaction was falsely masked as "goodwill" on KWI's accounting books and records, thereby converting false sales for prior periods into a false asset (goodwill increased from zero to $11.4 million on KWI's audited balance sheet from fiscal 1992 to fiscal 1993, and to $14.6 million in fiscal 1994) in the ongoing fraudulent attempt to portray KWI as financially healthy and growing.

    85. Defendants' sordid, previously unknown history and escapades are recounted in articles in the April 1995 Corporate Report magazine and GQ
                                        ----------------              --
magazine, which are attached hereto and incorporated herein together as Exhibit D. The aforesaid numerous acts of racketeering activity committed by Defendants throughout 1991-1994 constitute a "pattern of racketeering activity" within the meaning of that term as defined in 18 U.S.C. (S) 1961.

    86. By reason of the foregoing conduct, acts and pattern of racketeering activity, Plaintiffs have sustained substantial damages to their property; have been damaged in the aggregate amount of more than $2 million; and are entitled to recover from Defendants treble the actual damages, in addition to their costs and disbursements and reasonable attorneys' fees pursuant to 18 U.S.C. (S) 1964 (c).



                         COUNT XI - GEORGIA RICO ACT
                         ---------------------------

    87. Plaintiffs reallege and incorporate herein all of the allegations set forth in paragraphs 1 through 86 of the complaint.

    88. At times relevant to this action, KWI constituted an "enterprise" as defined in (S) 16-14-3(6) of the Georgia Criminal

Code. This enterprise is an ongoing entity having an existence separate and distinct from the persons and pattern of racketeering activity alleged herein.

    89. Defendants engaged in "racketeering activity" as that term is defined in
(S) 16-14-3(9)(A) & (B) of the Georgia Criminal Code. By way of example and not by way of limitation, Defendants provided Plaintiffs with financial statements and forecasts that contained materially fraudulent misstatements and omitted to state material facts with the intention to induce Plaintiffs to purchase KWI securities. Such fraudulent activities of Defendants constitute "racketeering activity."

    90. Some of the "racketeering activity" described above was committed in or from the State of Georgia.

    91. In furtherance of their scheme to defraud Plaintiffs, as more fully alleged above, Defendants on numerous occasions used or caused to be used the United States mail in violation of 18 U.S.C. (S) 1341. Also, Defendants on numerous occasions used interstate telephone communications in violation of 18 U.S.C. (S) 1343, to communicate and transmit financial and other information which contained fraudulent statements and omitted to state material facts, intended to induce Plaintiffs to purchase KWI securities.

    92. Defendants continued such racketeering activity through willful, intentional, and fraudulent statements and omissions concerning KWI's financial condition and prospects, all as previously alleged.

    93. These numerous incidents of racketeering activity throughout 1991-1994, the last of which occurred within four years after a prior incident of racketeering activity, constitute a "pattern of racketeering activity" within the meaning of that term as defined in (S) 16-14-3(8) of the Georgia Criminal Code.

    94. Through the pattern of racketeering activity described above or proceeds derived from it, the Defendants:

        a. acquired or maintained an interest in or control of an enterprise, real property, or personal property;

        b. conducted or participated in an enterprise, namely KWI, directly or indirectly; and

        c. conspired or endeavored to commit the acts described in (a) and (b) above;

all in violation of (S) 16-14-4 of the Georgia Criminal Code.

    95. By reason of the foregoing conduct, incidents, and pattern of racketeering activity, committed in violation of (S) 16-14-4 of the Georgia Criminal Code, Plaintiffs have sustained substantial damage to their property; have been injured in the aggregate amount of more than $2 million; and are entitled to recover from Defendants treble damages and punitive damages, in addition to their attorneys' fees in the trial and appellate courts and the costs of investigation and litigation reasonably incurred, all pursuant to
(S) 16-14-6(c) of the Georgia Criminal Code.

                               PRAYER FOR RELIEF
                               -----------------

    WHEREFORE, Plaintiffs pray judgment against Defendants, and each of them, as follows:

    (a) All reasonable compensatory damages suffered as a result of the wrongs complained of herein, the aggregate amount of more than $2 million;

    (b) Treble the foregoing sum pursuant to the state and federal Racketeer Influenced and Corrupt Organization Acts;

    (c) Interest, reasonable attorneys' fees, costs, disbursements, investigation expenses, and other expenses of suit; and

    (d) Such other and further relief as the Court determines is just, proper, and equitable.

Dated: June 27, 1995.                  MAUN & SIMON, PLC


                                       /s/ Geoffrey P. Jarpe
                                       ----------------------------------------
                                       Geoffrey P. Jarpe (#49761)
                                       John R. Landis (#234217)
                                       2300 World Trade Center
                                       30 East Seventh Street
                                       Saint Paul, Minnesota 55101-4904
                                       (612) 229-2900
                                       Attorneys for Plaintiffs


                PLAINTIFFS DEMAND TRIAL BY JURY ON ALL ISSUES
                ---------------------------------------------

                                ACKNOWLEDGMENT
                                --------------

    The undersigned hereby acknowledges that costs, disbursements, and reasonable attorney and witness fees may be awarded pursuant to Minnesota Statutes (S) 549.21, subdivision 2, to the party against whom the allegations in this pleading are asserted.



                                       /s/ Geoffrey P. Jarpe
                                       ----------------------------------------
                                       Geoffrey P. Jarpe